Exhibit 4

Date: February 27, 2014

To: All Canadian Securities Regulatory Authorities

Subject: DENISON MINES CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 28, 2014
Record Date for Voting (if applicable) :	March 28, 2014
Beneficial Ownership Determination Date :	March 28, 2014
Meeting Date :	May 08, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	248356107	CA2483561072

Sincerely,

Computershare

Agent for DENISON MINES CORP.